9/13 AH 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02054065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 9 2002 WASH. D.C. 154 SECTION

SEC FILE NUMBER
8-27394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 North Moore Street, Suite M1E
(No. and Street)

Arlington, VA 22209-1903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meg Goodman (301) 652-1616 ext. 2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive, McLEan, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/13

OATH OR AFFIRMATION

I, Meg Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Meg Goodman
Signature

Treasurer
Title

Rosemary S. Seesz
Notary Public

ROSEMARY S. SEESZ
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires February 1, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIT INVESTMENT SERVICES, INC.

Statement of Financial Condition

Year ended June 30, 2002 with Report of Independent Auditors

0208-0333741-MCL

GIT Investment Services, Inc.

Statement of Financial Condition

Year ended June 30, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Board of Directors
GIT Investment Services, Inc.

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. as of June 30, 2002. This statement of financial condition is the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GIT Investment Services, Inc. at June 30, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

August 23, 2002

GIT Investment Services, Inc.

Statement of Financial Condition

June 30, 2002

Assets	
Cash and cash equivalents:	
Bank deposits with affiliate	$ 15,204
Money market fund shares	486,077
Total cash and cash equivalents	501,281
Deposits with clearing broker	57,829
Prepaid pension cost	30,412
Accounts receivable and other assets	17,061
Total assets	$606,583
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliate	$ 22,016
Stockholder's equity:	
Common stock, $1 par value, 50,000 shares authorized, 26,880 shares issued and outstanding	26,880
Paid-in capital in excess of par	241,920
Retained earnings	315,767
Total stockholder's equity	584,567
Total liabilities and stockholder's equity	$606,583

See accompanying notes.

0208-0333741-MCL

GIT Investment Services, Inc.

Notes to Statement of Financial Condition

June 30, 2002

1. Organization

GIT Investment Services, Inc. (the Corporation) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Corporation is located in Arlington, Virginia and is a wholly owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential).

2. Significant Accounting Policies

Cash and Cash Equivalents

The Corporation considers amounts invested in money market funds to be cash equivalents.

At June 30, 2002, the Corporation had an investment of $486,077 in the form of money market fund shares in the Alliance Capital Money Market—Government Portfolio.

Commissions and Fees

The Corporation records brokerage commissions and fees revenue and related expenses when commissions and fees are earned. Commissions on securities transactions are recognized on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Clearing Agreement

Under an agreement with Investec Ernst & Co. (Ernst), the cash and margin accounts of the Corporation's customers are carried by Ernst on a fully disclosed basis. The clearing agreement also provides that Ernst shall perform other services relating to clearing and maintaining customer accounts. Pursuant to the agreement, the Corporation is required to maintain a minimum $50,000 deposit plus accrued interest thereon, to secure obligations related to the execution of securities transactions. The agreement may be terminated by either party upon 60 days' prior written notice.

3. Clearing Agreement (continued)

In the ordinary course of business, the Corporation also has debit and/or credit balances in various other accounts with Ernst.

4. Income Taxes

The Corporation is an S corporation for tax purposes as defined in Subchapter S of the Internal Revenue Code. Generally an S corporation is not subject to income taxes but rather items of income, gains, losses, deductions and credits pass through to the corporation's stockholders in determining their individual tax liabilities. Accordingly, the Corporation has no provision for income taxes.

5. Related Party Transactions

The Corporation has entered into an agreement with BFCC for certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer and the shared services of support personnel. The amount paid for these expenses is determined as the cost of direct and allocated expenses incurred by BFCC on behalf of the Corporation. During the year ended June 30, 2002, BFCC incurred $270,687 of expenses on behalf of the Corporation that were reimbursed to BFCC pursuant to this agreement.

At June 30, 2001, the Corporation had $15,204 deposited with Presidential, a federally insured depository institution. Interest income earned on these deposits was $616 for the year ended June 30, 2002.

6. Regulatory Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, as amended (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2002, the Corporation had net capital of $526,979, which was $276,979 in excess of its required net capital of $250,000 and a ratio of aggregate indebtedness to net capital of 0.05 to 1.

6. Regulatory Requirements (continued)

The Corporation is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, to maintain a special reserve bank account, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

The Corporation has no liabilities which are subordinated to claims of general creditors.

The Corporation does not receive payment for order flow.